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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

               REPORT ON FORM 6-K DATED FOR THE MONTH OF MAY, 2006

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                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  May 16, 2006
                                        By:     /s/ David Bar-Yosef
                                                ------------------------------
                                                David Bar-Yosef
                                                Legal Counsel and Secretary

NOT FOR IMMEDIATE RELEASE

FOR FURTHER INFORMATION CONTACT
Investor Relations Contacts:
Jeffrey Goldberger / Marybeth Csaby            Roni Gavrielov / Asaf Porat
KCSA Worldwide                                 KM / KCSA Investor Relations
212-896-1249 / 212-896-1236                    +972-3-516-7620
jgoldberger@kcsa.com / mcsaby@kcsa.com         roni@km-ir.co.il/asaf@km-ir.co.il

                       SHAMIR OPTICAL INDUSTRY LTD REPORTS
                           FIRST QUARTER 2006 RESULTS

                    FIRST QUARTER REVENUES OF $23.1 MILLION,

              NET INCOME OF $2.1 MILLION OR $0.13 PER DILUTED SHARE

KIBBUTZ SHAMIR, ISRAEL, MAY 16, 2006 - Shamir Optical Industry Ltd (Nasdaq:
SHMR), a leading provider of innovative products and technology to the progressive ophthalmic lens market, today announced financial results for the first quarter ended March 31, 2006.

For the first quarter of 2006, revenues were $23.1 million, an increase of 11.9% compared to revenues of $20.7 million for the first quarter of 2005. Revenues for the quarter include the recognition of $0.8 million sales of products that were shipped during the fourth quarter of 2005.

Gross profit for the quarter was $13.3 million, or 57.5% of revenues, an increase of 21.4 % from gross profit of $10.9 million, or 53.0% of revenues in the same period last year.

Operating income was $2.4 million or 10.4% of revenues for the first quarter of 2006, representing a decrease of 36.2% from operating income of $3.8 million or 18.2% of revenues in the same period last year. The combined efforts to solidify Shamir's new operations in Turkey and France resulted in a decrease in operating income of approximately $1.2 million in the quarter.

Net income for the quarter was $2.1 million or $0.13 per diluted share compared to $1.9 million for the comparable period in 2005.

Excluding the effects of non-cash stock-based compensation expenses, for the first quarter of 2006, operating income was $2.7 million, or 11.6% of revenues. This was a decrease of 29.8% from operating income of $3.8 million, or 18.5% of revenues in the same period last year.

Excluding the effects of non-cash stock-based compensation expenses, and in 2005 also excluding the non-cash tax expense related to change of tax status, net income for the quarter was $2.4 million, the same as the comparable period in 2005. The reconciliation of GAAP net income to adjusted net income is set forth below in this release.

Commenting on the results, Giora Ben-Zeev, Chief Executive Officer of Shamir Optical said, "Our results this quarter reflected positive momentum companywide. We achieved our overall financial objectives, and we made considerable progress relative to operational goals in several of our business units".

"Shamir Insight Inc., our subsidiary in the United States, continued to experience significant revenue growth, and performance from our European division was according to plan. Additionally, this quarter was the first quarter to reflect Shamir's controlling interest in our South African subsidiary".

Mr. Ben-Zeev continued, "During the first quarter we continued ramping up our activities in Altra Turkey. In Altra France we continued to establish our platform and completed most of the necessary preparations to support our activities, which we expect will start to contribute to our results in the second quarter of 2006. However, our efforts to build out these operations this quarter resulted in the aforementioned decline in operating income".

     "Finally, we are in the process of acquiring up to a 51% interest in a laboratory in Thailand. We are excited about this opportunity, which will not only allow us to penetrate the Thai market, but will also serve as a platform to support our worldwide operations. A purchase agreement has been signed. The closing is subject to legal and financial due diligence and to the approval of Shamir's board of directors".

Mr. Ben-Zeev concluded, "Throughout the remainder of 2006, we will focus on expanding the presense of Shamir's products and services in existing markets, and in new markets through strategic acquisitions and partnerships".

CONFERENCE CALL:

Shamir Optical has scheduled a conference call for 9 a.m. EDT today, May 16, to discuss the first quarter results. To participate in the call, please dial 888-802-8571 (U.S. and Canada), or 973-582-2794 (International). The ID code for the conference call is 7369641. For those unable to participate there will be replay available from 12:00 p.m. EDT on May 16, 2006 through 11:59 p.m. EDT, May 23, 2006. To listen to the replay, please call: 877-519-4471 (U.S. and Canada), 973-341-3080 (International). The ID code for the replay is 7369641.

The call will be available as a live, listen-only webcast at www.kcsa.com. An archive of the webcast will be available approximately 2 hours after the conclusion of the live call. To listen to the live call, please go to the KCSA Web site at least 15 minutes prior to the scheduled start time to register, download and install any necessary audio software.

ABOUT NON - GAAP FINANCIAL MEASURES

This press release includes a financial measure defined as a non-GAAP financial measure by the Securities and Exchange Commission: adjusted operating income and adjusted net income. This measure may be different from non-GAAP financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management of Shamir Optical Industry Ltd believes that adjusted operating income and adjusted net income provides meaningful supplemental information that these numbers exlude the non-cash, one-time charge related to tax effects from when we changed the structure of our company from an A.C.S. into an Israeli limited liability company, and the effect of non-cash stock-based compensation expenses.


ABOUT SHAMIR

Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; possible business disruptions from acquisitions; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.

                               (Tables to follow)

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Balance Sheets
(US DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                             As of December  31, As of March 31,
                                                                 ---------         --------
                                                                   2005              2006
                                                                 ---------         --------
Cash and cash equivalents                                        $  27,502         $ 22,394
Short-term investment                                               14,474           19,453
Trade receivables (1)                                               17,230           20,770
Other receivables and prepaid expenses                               3,648            4,023
Inventory                                                           19,735           24,325
                                                                 ---------         --------
  TOTAL CURRENT ASSETS                                              82,589           90,965
LONG-TERM INVESTMENTS:
Severance pay fund                                                   2,032            2,130
Long-term loan to a related party                                      311              418
Investments in affiliates                                              679              719
                                                                 ---------         --------
  TOTAL LONG-TERM INVESTMENTS                                        3,022            3,267

PROPERTY, PLANT AND EQUIPMENT, NET                                  19,903           22,957
OTHER ASSETS                                                         4,402            5,112
GOODWILL                                                             6,745            7,027
                                                                 ---------         --------
  TOTAL ASSETS                                                   $ 116,661         $129,328
                                                                 =========         ========

CURRENT LIABILITIES:
Short-term bank credit and loans                                 $   8,403         $  8,681
Current maturities of long-term loans                                2,447            2,425
Trade payables                                                       8,072           10,563
Accrued expenses and other liabilities                               8,996           10,677
                                                                 ---------         --------
  TOTAL CURRENT LIABILITIES                                         27,918           32,346

LONG-TERM LIABILITIES:
Long-term loans                                                      7,718           13,261
Accrued severance pay                                                2,256            2,390
Deferred income taxes                                                  886            1,089
                                                                 ---------         --------
  TOTAL LONG-TERM LIABILITIES                                       10,860           16,740

MINORITY INTERESTS                                                   6,772            6,617
                                                                 ---------         --------

SHAREHOLDERS' EQUITY:
Share capital
Common shares of NIS 0.01 par value
  Authorized: 100,000,000 shares at December 31, 2005 and
March 31, 2006; Issued and outstanding: 16,256,514 shares
at December 31, 2005 and March 31, 2006                                 37               37
Additional paid-in capital                                          64,778           64,189
Deferred stock compensation                                           (882)               -
Accumulated other comprehensive income                                 429              577
Retained earnings                                                    6,749            8,822
                                                                 ---------         --------
  TOTAL SHAREHOLDERS' EQUITY                                        71,111           73,625
                                                                 ---------         --------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $ 116,661         $129,328
                                                                 =========         ========

(1) Net of allowance for doubtful accounts of $ 474 and $ 585 as of December 31, 2005 and March 31, 2006, respectively.

SHAMIR OPTICAL INDUSTRY LTD
Consolidated Statements of Income
(US DOLLARS IN THOUSANDS, EXCEPT  PER SHARE DATA)

                                                  Three Months Ended March 31,
                                                    -------------------------
                                                      2005             2006
                                                    --------         --------
                                                  (Unaudited)       (Unaudited)
Revenues, net                                       $ 20,654         $ 23,112
Cost of revenues                                       9,713            9,827
                                                    --------         --------
Gross profit                                          10,941           13,285

Operating Expenses:
     Research and development costs                      434              541
     Selling and marketing expenses                    5,139            7,772
     General and administrative expenses               1,613            2,577
                                                    --------         --------
Total operating expenses                               7,186           10,890
                                                    --------         --------
Operating income                                       3,755            2,395

Financial expenses (income) and other, net               (54)               9
                                                    --------         --------
Income before taxes on income                          3,809            2,386
Taxes on income                                        1,661              985
                                                    --------         --------
Income after taxes on income                           2,148            1,401

Equity in losses of affiliates, net                        -               12
Minority interest in earnings (losses) of
    subsidiaries                                         268             (685)
                                                    --------         --------
Net income                                          $  1,880         $  2,074
                                                    ========         ========

Non-GAAP adjustment:
     Non-cash tax expenses related to change
     of tax status                                      (414)               -
     Stock based compensation, net                       (72)            (293)
                                                    --------         --------
Non-GAAP net income                                 $  2,366         $  2,367
                                                    ========         ========

Net earnings per share:
     Basic                                          $   0.14         $   0.13
                                                    ========         ========
     Diluted                                        $   0.14         $   0.13
                                                    ========         ========

Non-GAAP net earnings per share :
     Basic                                          $   0.18         $   0.15
                                                    ========         ========
     Diluted                                        $   0.17         $   0.14
                                                    ========         ========

Number of shares:
     Basic                                            13,278           16,256
     Dilutive                                         13,717           16,555